

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

> **Re: Webus International Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted Janurary 3, 2023**
> **CIK No. 0001941158**

Dear Zheng Nan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2022 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.   It does not appear you revised disclosure in response to prior comment 1. Refrain from using terms such as "we" or "our" when describing the activities or functions of your VIE throughout the prospectus. In this regard, we note your disclosure on page i that substantially all the company's business is conducted by Youba Tech, the VIE in the PRC, and its subsidiary Webus Travel Agency.

Our Industry, page 88

2.   It does not appear you revised disclosure in response to prior comment 8. Please revise

your disclosure to include balancing language to emphasize the prospective nature of the CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Fang Liu. Esq.